*KH 9/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66239

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/10 (MM/DD/YY) AND ENDING 06/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P & M Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26300 Northwestern Highway, Suite 120
(No. and Street)

Southfield (City) MI (State) 48037-0307 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. Trotta 248-603-5374
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11022748

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 9/8

OATH OR AFFIRMATION

I, Philip C. Gilbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P & M Corporate Finance, LLC, as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN E HAMILTON
Notary Public, State of Michigan
County of Oakland
My Commission Expires Jun. 18, 2018
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P & M CORPORATE FINANCE, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND STATEMENT OF FINANCIAL CONDITION

June 30, 2011

MOSS-ADAMS LLP

Certified Public Accountants | Business Consultants

Acumen. Agility. Answers.

P & M CORPORATE FINANCE, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND STATEMENT OF FINANCIAL CONDITION

June 30, 2011

P & M CORPORATE FINANCE, LLC

JUNE 30, 2011

TABLE OF CONTENTS

WWW.MOSSADAMS.COM

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors
P & M Corporate Finance, LLC

We have audited the accompanying statement of financial condition of P & M Corporate Finance, LLC (the Company) as of June 30, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of P & M Corporate Finance, LLC as of June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
August 19, 2011

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2011

ASSETS

CASH AND CASH EQUIVALENTS	$ 2,146,902
RESTRICTED CASH	1,155
ACCOUNTS RECEIVABLE - NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS OF $519,069	162,283
UNBILLED WORK IN PROCESS	33,734
DUE FROM RELATED PARTIES	145,208
INTANGIBLE ASSET - NET OF AMORTIZATION OF $166,400	147,376
TOTAL ASSETS	$ 2,636,658

LIABILITIES

ACCOUNTS PAYABLE, ACCRUED PAYROLL, AND EXPENSES	$ 430,968
DUE TO RELATED PARTY	197,361
TOTAL LIABILITIES	628,329

MEMBERS' EQUITY

MEMBERS' EQUITY	2,008,329
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,636,658

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

P & M Corporate Finance, LLC (the Company or PMCF) is a broker-dealer registered with the Securities and Exchange Commission (SEC) in forty-seven states and two territories, including Michigan, Ohio, and Illinois, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in investment banking for the middle market.

The Company is a limited liability company that shall continue in perpetuity, unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Revenue Recognition

The Company is engaged in various brokerage activities, which comprise several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services and strategic advisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

Contingent fee investment banking work is recorded as revenue upon closing of the transaction and funding of financing requirements by the buyer or seller. Non-refundable retainers on contingent fee arrangements are recognized as revenue as invoiced per client agreements. For investment banking services that are consulting fee based services, revenue is recognized on an accrual basis of reporting using a production basis method of recording revenue, whereby staff charge hours representing time spent for client services rendered are multiplied by their respective staff billing rate to determine gross revenue. From this, an overage or underage is recorded to determine the amount billable to the client based on net realizable value.

Cash and Cash Equivalents

The Company's cash accounts exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days when acquired to be cash equivalents.

Restricted Cash

The Company has $1,155 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay registration fees to other states.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Given the nature of the Company's business, customers vary from year to year as engagements are completed and new engagements are accepted. Therefore, the Company's revenue stream does not rely on any one customer or group of customers.

Four customers combined comprised approximately 69% of the accounts receivable balance at June 30, 2011.

Three customers comprised approximately 98% of the unbilled work in process balance at June 30, 2011.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payments within 30 days from the invoice date. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected on specific invoices. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectibility. The Company fully reserves receivables 60 days and older.

Unbilled Work in Process

Unbilled work in process is stated at estimated net realizable value.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets

Acquired intangible assets subject to amortization are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets. Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. Assets not subject to amortization are tested for impairment at least annually.

Income Taxes

The Company is a Michigan Limited Liability Company and has elected to be treated as a "partnership" for federal income tax purposes. Under this election, the taxable income or loss of the Company is taxed directly to the members. Accordingly, the Company records no provisions for federal income taxes. The Company is no longer subject to examination by federal and state taxing authorities prior to June 30, 2007.

The Company is subject to tax in the state of Michigan. The Company files a consolidated unitary return with P&M Holding Group, LLP, the majority member of the Company. PMCF determines its share of the income tax expense based on its gross receipts. Accordingly, a current tax liability or asset is recognized for the Company's estimated portion of taxes payable or refundable on the Michigan business tax (MBT) tax return. Deferred tax liabilities or assets are recognized for the estimated future tax effects of temporary differences between financial reporting and tax accounting and operating loss and tax credit carryforwards, if any. The Company has recognized a deferred tax liability recorded in accounts payable, accrued payroll, and expenses of $1,400 as of June 30, 2011 as a result of the MBT.

In May 2011, the State of Michigan enacted a corporate income tax that resulted in the elimination of entity-level taxes for flow-through entities beginning in 2012. As a result, the Company will no longer be subject to tax in the State of Michigan beginning January 1, 2012. Management of the Company is currently evaluating the impact of this change but does not anticipate it to have a significant impact on its operations.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. RELATED PARTY TRANSACTIONS

The Company entered into a management services agreement (the Agreement) with Plante & Moran, PLLC (P&M, PLLC), a wholly-owned subsidiary of P&M Holding Group, LLP, the majority member of the Company, whereby P&M, PLLC provides general business management, administrative functions, financial management and support services, and the use of facilities for the benefit of the Company. In addition, certain employee-related expenses, legal and other expenses were paid by P&M, PLLC on the Company's behalf. The Agreement automatically renews in one year increments, unless notice of termination is given by either party.

At June 30, 2011, due to related party consisted of amounts due to P&M, PLLC related to services under the Agreement. The amount due from related parties includes $92,338 due from a staff person as part of a tuition reimbursement program and $52,870 due from a former member of the Company.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2011, the Company had net capital of $1,519,655, which was $1,477,860 in excess of its required net capital of $41,795.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2011, the ratio was .41 to 1.

NOTES TO THE FINANCIAL STATEMENT

5. INTANGIBLE ASSETS

In November, 2008, the Company purchased the assets and licensing rights to host and facilitate a Life Sciences summit for practitioners, investors and analysts. The assets purchased consisted of the trade name of the summit and the customer list of participants, attendees and sponsors. The total purchase price of approximately $314,000 has been allocated to the customer list and is being amortized on a straight-line basis over five years. Estimated future cash flows of the Life Sciences summit are reviewed annually to identify any impairment in value of the intangible. At June 30, 2011, no impairment valuation has been recorded.

Intangible assets at June 30, 2011 are summarized as follows:

	Gross Carrying Amount	Accumulated Amortization
Amortizable Intangible Asset	$ 313,776	$ 166,400

6. EXEMPTION FROM RULE 15c3-3

The Company acts as an "other broker-dealer", and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

7. RETIREMENT PLANS

The Company participates in a 401(k) plan and a defined contribution plan administered by P&M Holding Group, LLP. These plans cover substantially all employees. The 401(k) plan provides for matching contributions equal to 50% of a participant's deferral up to 1% of the participant's total compensation. The defined contribution plan provides for contributions ranging from 2% to 14% of an employee's compensation, as defined.

8. SELF-INSURANCE

The Company participates with P&M Holding Group, LLP, the majority member of the Company, in a self-insurance medical plan covering all of its eligible employees. Excess loss insurance has been purchased to provide stop loss coverage 1) on any individual claim that exceeds $200,000 in a calendar year up to $1,000,000 and 2) based on aggregate claims that exceed 125% of expected claim costs up to $1,000,000. The expected claim cost is determined based on a predetermined claim cost per participant per month. Plante & Moran, PLLC, a wholly-owned subsidiary of P&M Holding Group, LLP, has agreed to reimburse the Company for health insurance costs to the extent that the average cost per staff for the Company exceeds the average cost per staff for the participating self-insured group. The Company has recorded an accrual of approximately $15,000 at June 30, 2011 for known claims and estimated claims incurred but not reported.

P & M CORPORATE FINANCE, LLC

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures to the SIPC Assessment Required By SEC Rule 17a-5(e)(4)

June 30, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5(e)(4)

To the Board of Directors
P & M Corporate Finance, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from July 1, 2010 to June 30, 2011, which were agreed to by P & M Corporate Finance, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $1 were not considered a difference requiring reporting.

1. Compared the listed assessment payments in Form SIPC-7, as summarized in Exhibit I to this report, with respective cash disbursement records consisting of copies of checks written, noting no differences.

2. Compared amounts reported on Company's annual filing of audited financial statements for the year ended June 30, 2011 with the amounts reported in Form SIPC-7 for the period from July 1, 2010 to June 30, 2011, noting no differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no adjustments reported in either FORM SIPC-7 or supporting schedules and working papers.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Seattle, Washington
August 19, 2011

EXHIBIT I

SCHEDULE OF ASSESSMENT PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE PERIOD FROM JULY 1, 2010 TO JUNE 30, 2011

Date Paid		Amount
January 25, 2011	$	3,541
August 2, 2011		4,413
Total Payments	$	7,954
General Assessment per SIPC 7	$	7,954